Exhibit 99.1

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE – Titan Releases Web-Based Version of its TickAnalyst Automated Behavioral Trading System

EDMONTON, ALBERTA and NEW YORK, NY - (OCTOBER 5, 2010) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announced today the availability of its TickAnalyst™ Automated Behavioral Trading software-as–a-service offering. TickAnalyst incorporates over a dozen trading models that have been shown to be effective analytical tools in all market conditions, including counter-trend and mean reversion models for volatile sideways markets and trending models for directional trending markets.

The software is a product of years of research and development and incorporates Titan’s suite of proprietary mathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. The software has been trained to recognize complex patterns through tens of thousands of iterations in Titan’s Trade Recommendation Engine™ (TRE). This pattern recognition ability allows the software to generate buy and sell signals on stocks, ETFs, futures and currencies. Those signals are then delivered quickly and easily to any traders desktop via a browser-based application that is complementary to any institutional trading system.

Titan manages and hosts the technology infrastructure at a neutral co-location data center. The platform combines tightly integrated proprietary components, including a Complex Event Processing Engine (CEP), High Frequency Tick Database, BlackBox, Direct Market Access System (DMA), and FIX Engine. Trade signals received in Titan’s TickAnalyst application can be electronically traded by any FIX-based EMS or OMS. The trade signals can also be integrated into most third party charting packages.

“By incorporating behavioral elements into our proprietary models, Titan is addressing arguably the hottest area of the financial industry, which is still recognized as being technologically behind the substantial academia that already supports it,” stated Titan CEO John Coulter. “Inherent in human psychology are feelings of over-exuberance, extreme pessimism and indifference, and these emotions directly influence the perception of risk. By applying a systematic approach, Titan is attempting to model the human mind’s attitude towards trading by overcoming these deficiencies and enabling orders to be executed in the face of adversity, particularly when known events with a high probability of success converge.”

About Titan
Titan Trading Analytics Inc. is a premier provider of Behavioral Trading Research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan Trading USA LLC is an asset management group which services high net worth investors and is broker neutral. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR FURTHER INFORMATION PLEASE CONTACT:

Audra Tiner, Leadership Team
Articulate Communications Inc.
212-255-0080 ext. 34
atiner@articulatecomms.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.